UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 24)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

 December 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
693,634,121

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
693,634,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom AG (“Deutsche Telekom”)) and (iii) 48,751,557 shares of Common Stock held by Delaware Project 9 L.L.C. (“Project 9”), a wholly-owned subsidiary of SoftBank and subject to the Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***
Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
693,634,121

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
693,634,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***
Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
693,634,121

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
693,634,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***
Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A
CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
693,634,121

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
693,634,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***
57.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Consists of the sum of (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 48,751,557 shares of Common Stock held by Project 9 and subject to the Proxy.

**	Consists of 605,110,755 shares of Common Stock held by DT Holding.

***
Based on 1,156,475,060 shares of Common Stock outstanding as of October 20, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 24 (this “Amendment No. 24”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 24 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and Project 9 if such Common Stock is not subject to the Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 693,634,121 shares of Common Stock, which represent approximately 57.6% of the shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares. This includes (i) 605,110,755 shares of Common Stock held by DT Holding, (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 88,523,366 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), which is calculated after taking into account the 3,566,400 shares of Common Stock not subject to the Proxy and to which SoftBank reports as holding sole voting power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Issuance of True Up Shares

On December 28, 2023, pursuant to the Letter Agreement, dated as of February 20, 2020 (the “Letter Agreement”), by and among T-Mobile, SoftBank and Deutsche Telekom, T-Mobile issued 48,751,557 shares of Common Stock (the "SoftBank Additional Shares") to Delaware Project 9 L.L.C. (“Project 9”), a wholly owned subsidiary of SoftBank. The SoftBank Additional Shares are subject to the Proxy.

Additionally, pursuant to the Letter Agreement, Project 9 entered into a security agreement with T-Mobile, which granted a security interest in 18,000,000 SoftBank Additional Shares for purposes of securing certain of SoftBank's and its affiliates' indemnity obligations under Section 9.4 of the Business Combination Agreement in respect of Specified Claims (as defined in the Business Combination Agreement).

Item 7.	Material to be Filed as Exhibits

This Item 7 is hereby amended by adding the following exhibits:

Exhibit No.	Description

Exhibit 24.1	Power of Attorney for Deutsche Telekom AG, dated as of November 28, 2023
Exhibit 24.2	Power of Attorney for T-Mobile Global Zwischenholding GmbH, dated as of November 28, 2023
Exhibit 24.3	Power of Attorney for T-Mobile Global Holding GmbH, dated as of November 28, 2023
Exhibit 24.4	Power of Attorney for Deutsche Telekom Holding B.V., dated as of November 20, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      January 02, 2024

DEUTSCHE TELEKOM AG

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL ZWISCHENHOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

T-MOBILE GLOBAL HOLDING GMBH

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

DEUTSCHE TELEKOM HOLDING B.V.

By:	/s/ Christoph Appel
	Name:	Christoph Appel
	Title:	Attorney-in-fact

SCHEDULE B

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3), (4)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	92,089,766 (7.6%)	3,566,400	0	92,089,766	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	39,771,809 (3.3%)	0	0	39,771,809	0
Delaware Project 4 L.L.C.	3,566,400 (0.3%)	3,566,400	0	3,566,400	0
Delaware Project 9 L.L.C.	48,751,557 (4.0%)	0	0	48,751,557	0

(1) See the Schedule 13D/A filed on December 26, 2023 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the Separately Filing Group Members is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as disclosed on the Schedule 13D/A filed on December 26, 2023 by the Separately Filing Group Members.

(3) Based on the number of shares of Common Stock outstanding as of October 20, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on October 25, 2023 and giving effect to the issuance of the SoftBank Additional Shares.